# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hanesbrands Inc., CIK 0001359841
CUSIP: 410345102
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1000 East Hanes Mill Road, WINSTON-SALEM, North Carolina (NC), 27105
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001015079

## Reporting persons
- BRANDES INVESTMENT PARTNERS, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,438,948; sole dispositive power 0; shared dispositive power 19,341,506; aggregate amount beneficially owned 19,341,506 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Hanesbrands Inc.
Address of issuer's principal executive offices: 1000 East Hanes Mill Road, WINSTON-SALEM, NORTH CAROLINA, 27105.

## Item 2. Person Filing
Name of person filing: Brandes Investment Partners, L.P.
Address of principal business office or, if none, residence: 4275 Executive Square, 5th Floor, La Jolla, CA 92037
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 19,341,506
Percent of class: 5.47 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 11,438,948
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 19,341,506

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BRANDES INVESTMENT PARTNERS, LP: /s/ Glenn Carlson, Executive Director (11/05/2025)